UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Awesome Advertising LLC

Legal status of issuer:

   Form:

   Limited Liability Company

   Jurisdiction of Incorporation/Organization:

   Pennsylvania

   Date of organization:

   May 14, 2009

Physical address of issuer:

9450 SW Gemini Dr, Beaverton, OR 97008

Website of issuer:

https://wholesalenutsanddriedfruit.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 7% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third-party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Class B Membership Units

Target number of securities to be offered:
250

Price (or method for determining price):
$100

Target offering amount:
$25,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,070,000

Deadline to reach the target offering amount:
April 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	16,896	258
Cash & Cash Equivalents	563	258
Accounts Receivable:	0	0
Short-term Debt:	70,000	70,000
Long-term Debt:	50,000	50,000
Revenues/Sales	202,050	172,771
Cost of Goods Sold:	141,435	137,145
Taxes Paid:	0	0
Net Income:	25,137	18,904

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the online snack shopping industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the online snack shopping industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the online snack shopping industry;
- growth of, and risks inherent in, the online snack shopping industry in the USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Awesome Advertising LLC shall include any joint venture in which Awesome Advertising LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Awesome Advertising LLC.

"Company " means Awesome Advertising LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Awesome Advertising LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Membership Units of Awesome Advertising LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Awesome Advertising LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Matthew Baron   **Dates of Board Service:** May 2009

Principal Occupation:
President of Awesome Advertising LLC – Wholesale Nuts And Dried Fruit

Business Experience:

Awesome Advertising LLC – Wholesale Nuts And Dried Fruit   February 2015 - Current
President

High-visibility position developing a single niche website. Selling naturally grown foods to American customers. Developing an innovative e-commerce website that is currently ranking the fifth place for bulk natural foods. Attract customers from Bing and Google search engines. Managing teams of professionals to design advertising and marketing that customers enjoy.

- Sourcing and packaging of products and marketing them online.
- Search engine optimization, email marketing, and website design.
- Digital producer of all online content.
- Video production, collateral design, and database marketing.
- Managing an office and purchasing of manufacturing equipment.

Awesome Advertising LLC – International Foodsource   January 2013 - 2014
Search Engine Optimization Manager

Working as a Consultant for International Foodsource, the eighth biggest natural foods importer and seller in America. Working with a team to increase search engine visibility. In six months, increased online sales by 144%.

- Managed search engine campaigns for a wide variety of naturally grown products.
- Built online assets that included social media, blogs, video channels, and Wikipedia pages.
- Crafting analysis and strategy in order to compete with a small budget online.
- Online reputation management and authority ranking.
- Online analysis and generating reports for the return on investment from marketing.
- Identifying the needs and wants of the target audience.

Awesome Advertising LLC – Churrasco Shop   January 2010 - Current
President
Selling Brazilian BBQ supplies on the internet. Selling to customers, restaurants, and large corporations. Growing to the biggest naturally grown foods to American customers. Developing an innovative e-commerce website that is currently ranking the fifth place for bulk natural foods. Attract customers from Bing and Google search engines, ads, and social media.

- Developing e-Commerce partnerships and opportunities for my Brazilian BBQ brand.

- Working on marketing material in both English and Portuguese.
- Sourcing and packaging of products and marketing them online.
- Search engine optimization, email marketing, and website design.
- Analyzing search engine and social media opportunities.
- Video production, collateral design, and database marketing.

OFFICERS:

Matthew Baron is the president of the Company. For detailed information about Tania Tores's business experience Please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Matthew Baron	20,000 Class A Membership Units	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, online marketing expenses, warehouse acquisitions and enough working capital that will enable us to operate and grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$25,000**	**$1,000,000**
Less: Offering Expenses		
Portal Fee	$1,750	$70,000
Net Proceeds	**$23,250**	**$930,000**
Google Banners	$5,000	$50,000
YouTube / IG Promotions	$5,000	$85,000
SEO	$0	$25,000
Inventories	$0	$50,000
Warehouses Acquisition	$0	$450,000
Full-time Staff	$0	$80,000
Part-time Staff	$7,000	$35,000
Working Capital	$6,250	$155,000

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.


Investors should be aware of the followings:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;


12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$25,000 USD
Maximum Target	$1,070,000 USD
Pre-money Valuation	$2,000,000 USD
Equity Offered	1.23% - 34.85%
Securities Type	Class B Membership Units
Regulation	Regulation CF
Closing Date	30 Apr 2023

Unit Price	$100.00

Units Offered
250 - 10,700

Units Issued After Offering
20,250 - 30,700

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days,

Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	20,000	20,000	YES	NO
Class B Membership Units	20,000	0	NO	NO

Class A Membership Units and Class B Membership Units have the same percentage of economic interest in the Company, except that the Class A Membership Units have voting rights while the Class B Membership Units have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   a. **No Voting Rights**
       Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

   b. **No anti-dilution rights**
       Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Membership Units, have no voting rights over the affairs of the company.

The Purchasers (the "Investors") of the securities offered, as holders of Class B Membership Units with no voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be**

construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Class B Membership Units

We value our Class B Membership Units by using Discounted Cash Flow (Free Cash Flow). This is because Awesome Advertising LLC

Discount Rate																
10-year Treasury Bond Rate	**3.2%**															
Risk Premium	**10%**															
Discount Rate	**13.2%**															
Cash Flow Projections																
Year	***2021***	***2022***	***2023***	***2024***	***2025***	***2026***	***2027***	***2028***	***2029***	***2030***	***2031***	***2032***	***2033***	***2034***	***2035***	**Terminal Value**
Projected FCF	20,110	24,898	38,160	57,388	78,171	105,725	142,159	190,232	253,540	293,963	343,319	400,341	466,193	489,502	513,977	6,581,418
Current Cash and Debt																
Total Cash	563															
Total Debt	-120,000															
Net Cash	-119,437															
Financial Ratios																
Year	***2021***	***2022***	***2023***	***2024***	***2025***	***2026***	***2027***	***2028***	***2029***	***2030***	***2031***					
Gross margin	**30.00**	**30.00**	**30.00**	**30.00**	**30.00**	**30.00**	**30.00**	**30.00**	**30.00**	**30.00**	**30.00**					
Sales Yr change	-	**40.00%**	**40.00%**	**40.00%**	**30.00%**	**30.00%**	**30.00%**	**30.00%**	**30.00%**	**15.00%**	**15.00%**					
Net inc Growth	-	**23.81%**	**53.27%**	**50.39%**	**36.22%**	**35.25%**	**34.46%**	**33.82%**	**33.28%**	**15.94%**	**16.79%**					
Operating margin	**30.0%**	**30.0%**	**30.0%**	**30.0%**	**30.0%**	**30.0%**	**30.0%**	**30.0%**	**30.0%**	**30.0%**	**30.0%**					

* Date of Valuation: Jun 27, 2022



10 Year Treasury Rate
3.20% for Jun 27 2022

Valuation	
Pre-Money Valuation	**1,954,303**

Pre-Money Valuation of Awesome Advertising LLC is equal to $1,954,303. As of June 27, 2022, the number of outstanding Class A Membership Units is 20,000. Class A Membership Units and Class B Membership Units have the same percentage of economic interest in the Company, except that the Class A Membership Units have voting rights while the Class B Membership Units have no voting rights. Thus we value the Class B Membership Units of Awesome Advertising LLC, the securities to be issued in this offering by using the following formula:

$1,954,303 / 20,000 = $97.7
≈ $100 (if rounding to the nearest hundred)

Methods for how the securities may be valued by the issuer in the future:
Unless our financial or business situation changes, we will value our equity securities by Discounted Cash Flow (Free Cash Flow) if we issue new equity securities in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.

- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Class B Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Current liabilities

The Company has current liabilities consisting of the followings:

Credit Line: $50,000 (interest rate 7.5% p.a.)
Credit Card: $20,000 (interest rate 23.5% p.a.)

Current liabilities items will be matured in one year.

Long-term liabilities

The Company has a long-term liability of $50,000, which is fully due to the COVID-19 EIDL loan, a federal small business loan program that supports small businesses' recovery from the COVID-19 disaster's economic impacts by providing accessible and borrower-friendly capital.

Total Amount: $50,000
Interest Rate: 3.75% p.a.
Maturity: 30-year

25. What other exempt offerings has the issuer conducted within the past three years?

The issuer didn't conduct any other exempt offerings within the past three years?

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Awesome Advertising LLC was formed on 14 May 22, 2009 and started to operate since then.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2021
Awesome Advertising LLC performed well in 2021. Our gross sales increased 17% from $172,771 in 2020 to $202,050 in 2021. We recorded a net profit of $25,137, a growth of 33% when compared to 2020. Our Net profit margin increased from 10.9% in 2020 to 12.4% in 2021.

Revenues
Revenues in 2021 increased $29,279, or 17% compared to $172,771 in 2020. The increase was primarily due to our growth in our gross sales of wholesale nuts, dry fruits and seeds.

Cost of Goods Sold and Operating Expenses
Cost of Goods Sold
Our cost of goods sold consists primarily of expenses associated with the delivery and distribution of our products.

Cost of goods sold in 2021 increased $4,290, or 2.5% compared to $137,145 in 2020. The increase was primarily due to the increase in the inventory and direct cost associated with our sales of nuts, dry fruits and seeds products.

Operating Expenses
Total Expenses are the operating expenses, including car and truck expenses, contract labor, legal and professional costs, depreciation and office expenses.

Total operating expenses in 2021 were $28,200, increased $18,756 , or 197% compared to $9,444 in 2020. The increase was primarily due to car and truck expenses of $16,800 in 2021.

Net Income

We recorded a net profit of $25,137, a growth of 33% compared to 2020. Our net profit margin increased from 10.9% in 2020 to 12.4% in 2021.

Cash flows

In 2021, the cash flow from operating activities was $28,804, versus a cash flow of $88,904 in 2020. The decrease in operating cash flow was mainly due to the increase in current liabilities consisting of credit line and credit card in 2020, as explained in question 24.

The cash flow used by investing activities was $20,000 in 2021, versus a cash flow of $0 in 2020, which was due to the purchase of property and equipment.

Cash flow used by financing activities was $8,499 in 2021, versus a negative cash flow of $88,646 in 2020, due to lower negative net proceeds from capital contribution.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $563 as of December 31, 2021.

As of the date of issuance of financials, June 15, 2022, the company has no commitments or contingencies. The management has evaluated subsequent events through June 15, 2022, the date on which the financial statements were available to be issued.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company is seeking a minimum of $25,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 2-3 years, though we believe the proceed of this offering does not affect the viability of our business as we believe the cash generated from operations is sufficient to finance our ongoing operations. But investors should be aware that our past records are not representative of the future.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://wholesalenutsanddriedfruit.com

The issuer must continue to comply with the ongoing reporting requirements until:

a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Matthew Baron

_____

[Signature Code: KcZXaa6eozXpIaSp7uV8Y5cILI6MWQ1UJRxuDD_LpK1BsxGbmpWxNML5Azr_TtkgRrmUwQ2r6FWCMPSq1DuwCFjWR_bYsdeWc7Q8jeYMXLw]

Matthew Baron.

President

Awesome Advertising LLC

Date: 2 Aug 2022

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Today, dry fruits and nuts have become a staple in every home. With the rising awareness of the health benefits of dry fruits and nuts, every household now stocks dry fruits and nuts as snacks.

Nuts and dried fruits make excellent snacks. This is because they have a very interesting nutritional profile. They contain many nutrients including fiber, unsaturated fats, vegetable protein, vitamins and minerals which may help reduce overall hunger which in turn may stop you from reaching for unhealthy sugary snacks.



Demand for Dry Fruits and Nuts

Until recently, dry fruits were just sold seasonally in special shops from select wholesalers and retailers. With the growing health awareness and its usage in baking, confectionery, dairy products, dry fruits and nuts have become a staple food item in every household. With the internet and its widespread use, it has now become a practical business proposition.

Health Benefits

Nutrient contribution of dried fruit and nuts and their effect on diet quality Three healthy dietary patterns are recommended by the 2015 Dietary Guidelines for Americans—a Healthy US-style Pattern, a Healthy Vegetarian Pattern, and a Healthy Mediterranean-style pattern. Fruits, nuts, and seeds play a prominent role in all three of these food-based dietary patterns, which recommend between 2 and 2 ½ cup equivalents of fruit a day and 4-7 oz equivalents per week of nuts and seeds.

Nuts and dried fruit have a complementary set of nutrients. Both are shelf-stable, portable, and accessible and, in many instances, they are consumed together as snacks or prepared foods. Yet, no study has evaluated the nutritional or health impact of nuts, seeds and dried fruit s consumed together. Emerging data support the potential of pairing tree nuts, seeds and dried fruit , such as pistachios and raisins, as a way to reduce cardiometabolic risk factors, improve glycemic control and decrease the risk of developing diabetes and/or cardiovascular disease.[1]

Dry Fruits and Nuts Through Online Wholesale

The dry fruits business has been emerging in the form of online, retail and wholesale spaces because of the increasing health benefits of dry fruits, use in dairy and confectionery, use in the baking industry, use in the hospitality industry and massive use as a form of packaged gifts on the occasion of festive, celebrations and auspice. Moreover, because of large availability of dry fruits through wholesalers and massive distribution channels, the dry fruit business is likely to yield a reasonable profit margin with a minimal capital requirement and wide customer target base.

---

[1] https://nutritionj.biomedcentral.com/articles/10.1186/s12937-016-0142-4

Market Potential

The demand for dry fruits and nuts in the USA is increasing because they can be used in snacks, meals and desserts. We are competing in the snack food production industry. The industry produces $28.4 billion in revenue annually.

Dry fruits are fruits that have been dried naturally or artificially using a machine. The major classification of dried fruits is in the form of:

- Dehydrated fruits/dried fruits
- Nuts

Depending upon your capital capability, area availability and size of operations you can establish your dry fruit business as:

- A wholesale dry fruit business
- Retail dry fruit business
- Online dry fruit business

The market potential for this business has been vast because of its increased benefits to the diet and health-conscious consumers, rising use in the food and snacks industry and the consistent demand as a ritual of gifting them on celebratory and festive occasions.

Further, the market potential of dry fruits can be defined and elaborated on the basis of types of dry fruits and their specific uses.

On the basis of dehydrated fruits

- Cranberries
- Figs
- Blueberry
- Açai
- Peaches
- Prunes

On the basis of dry fruits and nuts with their uses

- Almonds: used in snacks, sweets, milkshakes, desserts, ingredients in food, as a flavored butter and spread, in milk, cosmetic uses
- Cashews: used in authentic dishes, as a form of cheese, in dry snacks, as a flavored butter, in sweets
- Dates: used as a popular consumption to end fasting, as gift giving, health benefits
- Raisins: used as a topping over desserts, cereals, chocolates, an ingredient in food
- Walnuts: Used in breakfast, used for health benefits, use in making traditional Indian sweets, used as a topping on brownies and cupcakes

The Finest Wholesale Nuts And Dried Fruit

Our dried fruits are sourced from both farmers in and out of The USA. These skilled farmers deliver us exceptional quality. We are dedicated to supplying you with Nuts, Dried Fruit, and Seeds at the lowest possible prices while ensuring the best quality for your needs. Each one of our 5-pound, 10-pound, and 25-pound boxes is inspected for quality before being shipped from our facility. Our 3-Day Money-Back Guarantee ensures that if you have any issue with the product you receive within three days of receiving it, simply call us to discuss your issue and we will refund you for the cost of the product in question.

Our Products

Wholesale Nuts

Our nuts are carefully selected, then packed, and shipped with care to your doorstep. At Wholesale, we pride ourselves on setting the standard for healthy ingredients and a seamless client experience.

TYPES OF NUTS WE OFFER

    

ALMONDS	BRAZIL NUTS	CASHEWS	HAZELNUTS	MACADAMIA

    

PEANUTS	PECANS	PINE NUTS	PISTACHIOS	WALNUTS

Wholesale Dried Fruit

Our dried fruits are sourced from both farmers in and out of The USA. These skilled farmers deliver us exceptional quality. Each product is carefully processed and shipped from our warehouse, directly to the customer.

Dried fruits can be good for our health. From farmers' markets to the world wide web, our greatest joy comes from providing our customers with the finest product that we can find.

TYPES OF DRIED FRUIT WE OFFER

    

APRICOTS	APPLES	BANANA	BLUEBERRIES	CANTALOUPE

    

CHERRIES	COCONUT	CRANBERRIES	FIGS/PRUNES	GINGER

    

KIWI	MANGO	PAPAYA	PINEAPPLE	RAISINS

Wholesale Seeds

We offer seeds in raw or roasted form as healthy snacks, which are favorite snacks for health-conscious consumers and those who want to take superfoods within their diet plans. Seeds are rich in a variety of vitamins, minerals and other essential nutrients that are needed for overall health.

We offer raw pumpkin seeds, chia seeds, flax seeds, sunflower seeds, quinoa seeds, hulled hemp seeds and roasted salted seeds for sunflower and pumpkin.



Premier Sources

Our dried fruits are sourced from both farmers in and out of The USA. These skilled farmers deliver us exceptional quality.

We are dedicated to supplying you with Nuts, Dried Fruit, and Seeds at the lowest possible prices while ensuring the best quality for your needs. Each one of our 5-pound, 10-pound, and 25-pound boxes is inspected for quality before being shipped from our facility.

Our 3-Day Money-Back Guarantee ensures that if you have any issue with the product you receive within three days of receiving it, simply call us to discuss your issue and we will refund you for the cost of the product in question.

Marketing strategy

The Company's target consumer profile includes men and women between the ages of 8 and 70, health-conscious individuals, and nuts, seeds and dried fruit lovers.

Wholesale Nuts and Dried Fruit is focused on the Internet marketplace. Our goal is to bring our customers high-quality Nuts and Dried Fruit products coupled with convenience and service.

The long-term goal of Wholesale Nuts and Dried Fruit is to become an iconic brand for nuts, seeds and dried fruit s. Initially, the company will engage in Web-based marketing for the next year to generate awareness of the company and product information:

- ➢ Advertising: Youtube commercials, brand endorsements
- ➢ Sales promotion: Through sample promotion at the bakery and sweet shops, cash and bulk discounts
- ➢ Google listing through registration in local directories, appearance in blogs, articles etc

Wholesale Nuts and Dried Fruit will promote growth within the national markets via distribution partnerships, sales, internet marketing, television advertising, print advertising, industry trade shows, promotions, and public relations.

Focus on Online Consumers

The e-commerce market in the United States has been constantly evolving over the past decade. E-commerce sales in the first quarter of 2022 accounted for 14.3 percent of total sales. On a not adjusted basis, the estimate of U.S. retail e-commerce sales for the first quarter of 2022 totaled $231.4 billion, a decrease of 17.8 percent (±0.7%) from the fourth quarter of 2021, according to the U.S. Department of Commerce.



Estimated Quarterly U.S. Retail E-commerce Sales as a Percent of Total Quarterly Retail Sales: 1st Quarter 2013 – 1ST Quarter 2022

On a not adjusted basis, the estimate of U.S. retail e-commerce sales for the first quarter of 2022 totaled $231.4 billion, a decrease of 17.8 percent (±0.7%) from the fourth quarter of 2021. The first quarter 2022 e-commerce estimate increased 6.7 percent (±1.1%) from the first quarter of 2021 while total retail sales increased 10.5 percent (±0.4%) in the same period. E-commerce sales in the first quarter of 2022 accounted for 14.3 percent of total sales.

Lead Generation Strategy

"Lead" means a person who might be eager to purchase our nuts, seeds and dried fruit s. Wholesale Nuts and Dried Fruit strives to generate more leads and our strategies for lead generation are summarized as follows:

Inbound Content - We will create content to educate consumers and not sell products to them. 70% of customers prefer to learn about goods or services from articles and not ads. In our case, we will create content that is focused on the health benefits of nuts, seeds and dried fruit . We will also create inbound content about nutrition, dieting, wellbeing and a healthy lifestyle. We want readers will start perceiving Wholesale Nuts and Dried Fruit as an industry expert and leader. Whenever they have a question related to our competencies, they will think of Wholesale Nuts and Dried Fruit. Inbound content is a highly efficient tool for boosting brand awareness. Inbound Content will be created through the following channels:
- Wholesale Nuts and Dried Fruit Website
- Social media pages

- Emails to leads
- Third-party web resources (such as writing guest posts for blogs or helping journalists to create articles for mass media)

Search Engine Optimization (SEO) - The aim of SEO is to improve our Wholesale Nuts and Dried Fruit Website's rankings in search engines and target to have our site appear on the first 3 pages of search results that are relevant to keywords like "nuts", "dried fruit", "snacks", "wholesale".

Remarketing Campaigns - Clients may have visited Wholesale Nuts and Dried Fruit website but left it without finalizing the purchase. However, these clients may come across our ads on social platforms and third-party sites. These ads may not make them come back to Wholesale Nuts and Dried Fruit website online store immediately and buy our products — but they will remind them about the Wholesale Nuts and Dried Fruit brand. We believe remarketing is a great way of improving our brand awareness and increasing our ROI in the long run.

Discounts and Deals - The discount offered to our customers doesn't need to be enormous. It's enough to offer 10% or 15% of the initial price. For instance, we might give a 10% to consumers who make a purchase of no less than $50, which can help us to get more leads.

Mobile Optimization - Nowadays**,** mobile e-commerce might generate up to 70% of our income. We plan to optimize the Wholesale Nuts and Dried Fruit Website for smartphones.

Market Size and Trends

Nuts and Seeds

In 2020, the market for nuts and seeds in North America was estimated to be worth 8.4 billion U.S. dollars. Market values had increased by 724 million U.S. dollars compared to 2019. The market value of North American nuts and seeds was predicted to grow even more in the coming years and was forecast to reach a value of 10.8 billion U.S. dollars by 2026.



Source: Eloise Trenda on Statista

Dried Fruit

The dried fruit market size is valued at $1,200 million in 2020. The dried fruit market is expected to grow at a CAGR of 5.2% and will reach a valuation of The dried fruit market size in the US is expected to witness significant growth in the forthcoming years. Growing middle-class population, along with rising health-conscious consumers, has been boosting the growth of the national market.



U.S. dried fruit market size, by distribution channel, 2016 - 2027 (USD Million)

1,076.5 986.17

2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

■ Supermarkets & Hypermarkets ■ Convenience Stores ■ Online

Source: www.grandviewresearch.com

Shifting consumer preference for healthy and nutritious foods owing to the rise in obesity and growing aging population are driving the market for dried fruit. Furthermore, increased acceptance for nutritious packaged food and wide application of dried fruit in the dairy, bakery, snack, and confectionery industries have fueled the demand for dried fruit over the years. Demand for dried fruit has been influenced by research studies highlighting the role of the product in weight management and disease prevention. Numerous scientific studies have stated that certain types of dehydrated fruits and vegetables can help in lowering the risk of progression of specific cancers. For instance, in August 2019, Dried Fruit Intake and Cancer, a research study, suggested that the consumption of dried fruit may reduce the risk of developing certain types of cancers, including cancers of the prostate, pancreas, stomach, colon, and bladder. As a result, consumers have been including dried fruit in their diets.

Growing trend of on-the-go snacking is accelerating the growth of the market over the past few years. Characteristics such as less perishability and easy-to-carry have made dried fruits a popular healthy snack. In addition, dried fruit has gained significant popularity as an ingredient for salads, baked foods, oatmeal, snack, and desert. Over the past few years, raisins have gained significant popularity in the chocolate industry as they add a rich flavor and nutrition in chocolates. In order to appeal to such consumers, manufacturers such as Sun-Maid Growers of California are adopting point-of-purchase or POP display marketing strategy. Producers have been introducing innovative packaging of dried fruit. Furthermore, they have been including exotic and tropical fruits in their product line to attract more consumers. With the rising brand consciousness among consumers and strict international trade guidelines regarding packaging, dried fruit manufacturers have been increasingly investing in packaging.

Appendix B - RISK FACTORS
RISKS RELATING TO OUR BUSINESS

We rely on continuing efforts of Matthew Baron, the Founder of Awesome Advertising LLC / Wholesale Nuts And Dried Fruit
Our business relies mainly on the efforts of Matthew Baron as the founder of the company, to create new products, improve upon products, and oversee the operations of the company. If something happened to him the business may not be able to continue.

If we are unable to gain market acceptance or significant market share for the products we may introduce, then we will incur development, production and marketing costs which we would not be able to recover.
The development and introduction of our products, in particular, new products are keys to our expansion strategy. We are constantly introducing new packaging and new flavors of our nuts, seeds and dried fruit. For example, we may introduce new packaging for our nuts, seeds and dried fruit in the future. We may be introducing new flavors for our nuts, seeds and dried fruit. The success of the new products we introduce depends on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We intend to introduce new product lines including different flavors, different sizes and packaging. We cannot assure you that we will be able to gain market acceptance or significant market share for our products. Consumer preferences change, and any new products that we introduce may fail to meet the particular tastes or requirements of consumers, or may be unable to replace their existing preferences. Our failure to anticipate, identify or react to these particular tastes or changes could result in reduced demand for our products, which could in turn cause us to be unable to recover our development, production and marketing costs, thereby leading to a decline in our profitability.

Our results of operations may fluctuate due to seasonality.
Our sales are subject to seasonality. Although, we typically experience relatively stable sales throughout the year of nuts, seeds and dried fruit which are consumed primarily for their nutritional benefits. In general, we believe our sales peak during the months from November to January due to public holidays, including Thanksgiving and Christmas. Sales can also fluctuate during the course of a financial year for a number of other reasons, including weather conditions, timing of the launch of new products, and the timing of advertising and promotional campaigns. As a result of these reasons, our operating results may fluctuate. In addition, the seasonality of our results may be affected by unforeseen circumstances, such as production interruptions. Due to these fluctuations, comparisons of sales and operating results between the same periods within a single year, or between different periods in different financial years, are not necessarily meaningful and should not be relied on as indicators of our performance.

The production and packaging of our nuts, seeds and dried fruit rely significantly on third-party production equipment, packaging technology and packaging materials.
Our nuts, seeds, dried fruit and other snacks rely significantly on production equipment, packaging technology and packaging materials supplied by third-parties. The majority of these packaging materials which we use for most of our nuts, seeds, dried fruit and other snacks and which are

fundamental to maintaining the quality and freshness of our products are manufactured by third-parties.

In the event these third-party suppliers fail to continue to supply such production equipment, packaging technology or packaging materials, we may be unable to find a comparable substitute supplier of equipment, packaging technology or packaging materials, which may impact upon our ability to maintain and upgrade our production facilities, lead to production interruptions and delays in the delivery of our products to customers, and may also prevent us from improving and updating the packaging of our products to meet changing market demands.

Our plans to improve our internal controls may not succeed.

Although we have adopted policies on internal controls for our main business cycles, including those relating to purchasing, sales, treasury, accounting, and sales provisioning, we plan to take steps to further improve our internal controls. If we encounter difficulties in improving our internal controls and management information systems, we may incur additional costs and management time in meeting our improvement goals. We cannot assure you that the measures taken to improve our internal controls will be effective.

We derive a substantial portion of our sales from the US.

Substantially all of our sales are generated from the US. We anticipate that sales of our products in the US will continue to represent a substantial proportion of our total sales in the near future. Any significant decline in the condition of the US economy could adversely affect consumer buying power and reduce consumption of our products, among other things, which in turn would have a material adverse effect on our business and financial condition.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We will expend a significant amount of cash in our operations, principally to fund our nuts, seeds and dried fruit procurement. We generally fund most of our working capital requirements out of cash flow generated from operations. If we fail to generate sufficient sales from our sales, or if we suffer decreasing sales to customers as a result of ceasing to offer those customers credit terms, or if our suppliers stop to offer us credit terms, or if we were to experience difficulties in collecting our accounts receivables, we may not have sufficient cash flow to fund our operating costs and our business could be adversely affected.

We may not be able to maintain and increase the amount of sales of our products

We cannot guarantee that we will be able to maintain the number of sales for our products. This would affect sales and our ability to achieve our targeted growth and profitability for our business.

We could be adversely affected by a change in consumer preferences, perception and/or spending.

The snacks industry in the US is subject to changes in consumer preferences, perceptions and spending habits. Our performance depends on factors which may affect the level and patterns of consumer spending in the US. Such factors include consumer preferences, consumer confidence, consumer incomes, consumer perceptions of the safety and quality of our nuts, seeds and dried fruit, and consumer interest in diet and health issues. Media coverage regarding the safety or quality of, or diet or health issues relating to nuts, seeds, dried fruit, and other snacks, or the raw materials, ingredients or processes involved in their manufacturing or packaging, may damage consumer confidence in these products. A general decline in the consumption of our nuts, seeds and dried fruit could occur as a result of a change in consumer preferences, perceptions and spending habits at any time and future success will depend partly on our ability to anticipate or adapt to such changes and to offer, on a timely basis, new products that meet consumer preferences. Our failure to adapt our product offering to respond to such changes, may result in reduced demand and lower prices for our products and a decline in the market share of our products. Any changes in consumer preferences could result in lower sales of our products, put pressure on pricing or lead to increased levels of selling and promotional expenses, resulting in a material adverse effect on our sales volumes, sales and profits.

We may be unable to efficiently manage our inventory risks
If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values and significant inventory write-offs. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

We are subject to negative publicity
Our Company, management, or products could be subject to negative publicity, which may materially and adversely affect our brand, reputation and business.

Our historical financial and operating results are not indicative of future performance.
Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We face increasing competition from both domestic and foreign companies, which may affect our market share and profit margins.
The nuts, seeds and dried fruit market and the snacks industry in the US are highly competitive, and we expect them to continue to become even more competitive. Currently, there are many nuts, seeds, dried fruit or snacks enterprises operating in the US, including domestic and foreign-invested enterprises. Our ability to compete against these enterprises is, to a significant extent, dependent on our ability to distinguish our products from those of our competitors by providing high-quality products at reasonable prices that appeal to consumers' tastes and preferences. Some of our competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. Our competitors in any particular market may also benefit from raw material sources or production facilities that are closer to such markets, which provide them with competitive advantages in terms of costs and proximity to consumers.

We cannot assure you that our current or potential competitors will not provide products comparable or superior to those we provide or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that there will be significant consolidation in the snacks industry among our competitors, alliances may develop among competitors and these alliances may rapidly acquire significant market share, and some of our distributors may commence production of products similar to those we sell to them. Furthermore, competition may lead competitors to substantially increase their advertising expenditures and promotional activities or to engage in irrational or predatory pricing behavior. We also cannot assure you that third parties will not actively engage in activities, whether legal or illegal, designed to undermine our brand name and product quality or to influence consumer confidence in our products. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect our profit margins. We cannot assure you that we will be able to compete effectively against current and future competitors.

No assurances of protection for proprietary rights and reliance on trade secrets
In certain cases, the Company may rely on trade secrets which the Company has developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior technology. The protection of proprietary rights through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of technology information and data, which may be deemed proprietary to others.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.
We may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our business depends on our brand and reputation
Our business depends on our brand and reputation as a provider of business coaching services. If we are not able to maintain the brand strength and reputation, our brand value, business and operating results could be materially and adversely affected. We believe that our brand "**Wholesale Nuts and Dried Fruit**" is instrumental to the success of our business. If the value of our brand or image and reputation is diminished, we may fail to continue to attract potential customers and our business, financial condition, and results of operations could be materially and adversely affected.

Advertising and increased marketing effort may not lead to higher sales or increase in our revenue

To increase public awareness of our business and enhance our brand, one of our business strategies is to advertise and run marketing campaigns on social media. Nonetheless, despite our efforts and substantial costs incurred in these marketing efforts and advertisements, it may not necessarily lead to higher sales of our products or an increase in our revenue.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

Our business and reputation may be affected by product liability claims, litigation, complaints or adverse publicity in relation to our products.

Our sale of nuts, seeds and dried fruit products for human consumption involves an inherent risk of injury to consumers. These injuries may result from tampering by unauthorized third parties or product contamination or degeneration, including the presence of foreign contaminants, chemicals, substances or other agents or residues during the various stages of the procurement, production, transportation and storage processes. While we are subject to government inspections and regulations, in addition to our own quality control systems, we cannot assure you that consumption of our products will not cause a health-related illness in the future, or that we will not be subject to claims or lawsuits relating to such matters. In line with industry practice, we do not maintain product liability insurance, and we would be liable for the full amount of any damages awarded against us in any product liability claim.

Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused personal injury or illness could adversely affect our reputation with customers and our corporate and brand image.

Under certain circumstances, we may be required to recall products. Even if a situation does not necessitate a product recall, we cannot assure you that product liability claims will not be asserted against us as a result. A product liability judgment against us, or a product recall could have a material adverse effect on our business, financial conditions or results of operations.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our customers

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events which are not covered or inadequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. In addition, we have not maintained insurance policies against losses arising from our environmental liabilities, business interruption, industrial accidents, work stoppages, civil unrest, or other activities.

Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
AWESOME ADVERTISING LLC

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Awesome Advertising LLC, a company organized and existing under the laws of the State of Pennsylvania ("Wholesale Nuts and Dried Fruit" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Wholesale Nuts and Dried Fruit has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Membership Units of Wholesale Nuts and Dried Fruit (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Wholesale Nuts and Dried Fruit hereby issues to the Subscriber, and the Subscriber hereby subscribes from Wholesale Nuts and Dried Fruit **[Shares Subscripted] Units**, at a Per Units Price equal to **$100.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Wholesale Nuts and Dried Fruit as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Wholesale Nuts and Dried Fruit 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Wholesale Nuts and Dried Fruit and such decision is based upon a review of the Form C which has been filed by Wholesale Nuts and Dried Fruit with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Wholesale Nuts and Dried Fruit in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Wholesale Nuts and Dried Fruit;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Wholesale Nuts and Dried Fruit or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Wholesale Nuts and Dried Fruit;

d. Wholesale Nuts and Dried Fruit is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Wholesale Nuts and Dried Fruit from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Wholesale Nuts and Dried Fruit and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Wholesale Nuts and Dried Fruit in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Wholesale Nuts and Dried Fruit in connection therewith;

f. the Subscriber acknowledges that Wholesale Nuts and Dried Fruit has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Wholesale Nuts and Dried Fruit shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Wholesale Nuts and Dried Fruit is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Wholesale Nuts and Dried Fruit (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Wholesale Nuts and Dried Fruit is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Wholesale Nuts and Dried Fruit is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Wholesale Nuts and Dried Fruit and depends on the advice of its legal and financial advisors and agrees that Wholesale Nuts and Dried Fruit will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Wholesale Nuts and Dried Fruit; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Wholesale Nuts and Dried Fruit. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Wholesale Nuts and Dried Fruit and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Wholesale Nuts and Dried Fruit to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2023, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Pennsylvania, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Wholesale Nuts and Dried Fruit shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Matthew Baron

_____
Name: Matthew Baron
Title: President
Awesome Advertising LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

AWESOME ADVERTISING LLC
Year Ended December 31, 2021
With Independent Accountant's Review Report

AWESOME ADVERTISING LLC	
Financial Statements	
Year Ended December 31, 2021	

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board Of Directors
Awesome Advertising Llc
233 S 6Th Street Apt 1911
Philadelphia PA-19106

I have reviewed the accompanying financial statements of Awesome Advertising LLC which comprise the balance sheet as of December 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report/conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Wednesday, June 15, 2022

AWESOME ADVERTISING LLC

Balance sheet (Unaudited)

		December 31,		
		2021		**2020**
Assets				
Current assets:				
Cash and cash equivalents		563		258
Accounts Recievable		-		-
Inventory/Stock in Hand		-		-
Total current assets	$	**563**	$	**258**
Fixed Asset :				
Automobile		20,000		-
Accumulated Depreciation		3,667		-
Net Asset	$	**16,333**	$	**-**
Total assets	$	**16,896**	$	**258**
Liabilities and Stockholders' Equity/(Deficit)				
Current liabilities:				
Credit Line	$	50,000	$	50,000
Credit Card	$	20,000	$	20,000
Total current liabilities	$	**70,000**	$	**70,000**
Long-term liabilities				
EIDL SBA Loan	$	50,000	$	50,000
Total long-term liabilities	$	**50,000**	$	**50,000**
Total liabilities	$	**120,000**	$	**120,000**
Equity :				
Paid in Capital	$	(147,145)	$	(138,646)
Retained Earnings/(deficit)	$	44,041	$	18,904
Total stockholders' equity/(deficit)	$	**(103,104)**	$	**(119,742)**
Total liabilities and stockholders' equity/(deficit)	$	**16,896**	$	**258**

See Independent Accountant's Review Report

AWESOME ADVERTISING LLC

Statement of Operation (Unaudited)

		For the year Ended December 31,		
		2021		**2020**
Gross Sales	$	202,050	$	172,771
Less : Returns and Allowances	$	-	$	-
Net Sales	$	202,050	$	172,771
Cost of Goods Sold	$	141,435	$	137,145
Gross Profit	$	**60,615**	$	**35,626**
Expenses:				
Car and Truck Expenses		16,800		-
Contract Labor		-		7,631
Legal and Professional		-		160
Depreciation		3,667	$	-
Office expenses		7,733	$	1,653
Total operating expenses	$	**28,200**	$	**9,444**
Operating Profit/(loss)	$	**32,415**	$	**26,182**
Interest		7,278		7,278
Net Profit/(loss)	$	**25,137**	$	**18,904**

See Independent Accountant's Review Report

4

AWESOME ADVERTISING LLC

Property and Equipment (Unaudited)

| Sl No. | Asset Description | Nos | Life of Asset (Months) | Depreciation Method | Date of Purchase | Amount $ | Accumulated Depreciation | | | Net Asset |
							As on 31st Dec 2020	Depreciation for the year	As on 31st Dec 2021	
1	Automobile	1	60	SLM	29-Jan-21	20,000	-	3,667	3,667	16,333
	TOTAL					20,000	-	3,667	3,667	16,333

See Independent Accountant's Review Report

AWESOME ADVERTISING LLC

Statements of Changes in Stockholders' Deficit (Unaudited)

	Common Stock,	Capital Withdrawal	Retained Earnings/ (Deficit)	Total Shareholders (Deficit)
Balance at December 31, 2019	1	(138,647)	-	(138,646)
Common stock/Additional Paid in Capital	-		-	-
Less: Net Profit/(Loss)	-		18,904	18,904
Balance at December 31, 2020	1	(138,647)	18,904	(119,742)
Common stock/Additional Paid in Capital	-		-	-
Less: Net Profit/(Loss)	-	(8,499)	25,137	16,638
Balance at December 31, 2021	$ 1	$ (147,146)	$ 44,041	$ (103,104)

AWESOME ADVERTISING LLC

Statements of Cash Flows (Unaudited)

	December 31,	
	2021	**2020**
Operating activities		
Net income	25,137	18,904
Depreciation	3,667	-
Decrease (Increase) in current asset	-	-
Increase (decrease) in current liabilities	-	70,000
Net cash generated from operating activities	**28,804**	**88,904**
Investing activities		
Property and equipment	(20,000)	-
Net cash used in investing activities	(20,000)	-
Financing activities		
Net Proceeds from loan	-	50,000
Net Proceeds from capital contribution	(8,499)	(138,646)
Net cash used in financing activities	**(8,499)**	**(88,646)**
Net (decrease) increase in cash and cash equivalents	305	258
Cash and cash equivalents at beginning of year	258	-
Cash and cash equivalents at end of year	**$ 563**	**$ 258**

See Independent Accountant's Review Report

Notes to Financial Statements December 31, 2021 *(unaudited)*

1. Business and Summary of Significant Accounting Policies
Description of Business and Basis of Presentation
Awesome Advertising LLC ("the Company") is a trading company which deals in wholesale of nuts, dry fruits and seeds; headquartered in Philadelphia PA-19106. The company trades with American and International farmers to sell nuts, dry fruits and seeds online.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid- month convention method over the estimated useful lives of the assets which includes furniture and fixtures, automobiles and computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents
Cash equivalents consist primarily of highly liquid short-term investments with original maturity of three months or less in overnight money market funds.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting,
Revenue Recognition : Revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Estimates :The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Common Stock
This is a single member LLC for now and the entire voting power is vested with one owner Matthew Baron.

3. Commitments and Contingencies
As of the date of issuance of financials, Jun 15, 2022, the company has no commitments or contingencies.

4. Subsequent Events
Management has evaluated subsequent events through Jun 15, 2022, the date on which the financial statements were available to be issued.

AWESOME ADVERTISING LLC
Year Ended December 31, 2021
With Independent Accountant's Review Report

AWESOME ADVERTISING LLC
Financial Statements
Year Ended December 31, 2021

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board Of Directors
Awesome Advertising Llc
233 S 6Th Street Apt 1911
Philadelphia PA-19106

I have reviewed the accompanying financial statements of Awesome Advertising LLC which comprise the balance sheet as of December 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report/conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Wednesday, June 15, 2022

2

AWESOME ADVERTISING LLC

Balance sheet (Unaudited)

		December 31,		
		2021		**2020**
Assets				
Current assets:				
Cash and cash equivalents		563		258
Accounts Recievable		-		-
Inventory/Stock in Hand		-		-
Total current assets	$	**563**	$	**258**
Fixed Asset :				
Automobile		20,000		-
Accumulated Depreciation		3,667		-
Net Asset	$	**16,333**	$	**-**
Total assets	$	**16,896**	$	**258**
Liabilities and Stockholders' Equity/(Deficit)				
Current liabilities:				
Credit Line	$	50,000	$	50,000
Credit Card	$	20,000	$	20,000
Total current liabilities	$	**70,000**	$	**70,000**
Long-term liabilities				
EIDL SBA Loan	$	50,000	$	50,000
Total long-term liabilities	$	**50,000**	$	**50,000**
Total liabilities	$	**120,000**	$	**120,000**
Equity :				
Paid in Capital	$	(147,145)	$	(138,646)
Retained Earnings/(deficit)	$	44,041	$	18,904
Total stockholders' equity/(deficit)	$	**(103,104)**	$	**(119,742)**
Total liabilities and stockholders' equity/(deficit)	$	**16,896**	$	**258**

See Independent Accountant's Review Report

AWESOME ADVERTISING LLC

Statement of Operation (Unaudited)

	For the year Ended December 31,			
		2021		2020
Gross Sales	$	202,050	$	172,771
Less : Returns and Allowances	$	-	$	-
Net Sales	$	202,050	$	172,771
Cost of Goods Sold	$	141,435	$	137,145
Gross Profit	$	**60,615**	$	**35,626**
Expenses:				
Car and Truck Expenses		16,800		-
Contract Labor		-		7,631
Legal and Professional		-		160
Depreciation		3,667	$	-
Office expenses		7,733	$	1,653
Total operating expenses	$	**28,200**	$	**9,444**
Operating Profit/(loss)	$	**32,415**	$	**26,182**
Interest		7,278		7,278
Net Profit/(loss)	$	**25,137**	$	**18,904**

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AWESOME ADVERTISING LLC

Property and Equipment (Unaudited)

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase	Amount $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2020	Depreciation for the year	As on 31st Dec 2021	
1	Automobile	1	60	SLM	29-Jan-21	20,000	-	3,667	3,667	16,333
	TOTAL					20,000	-	3,667	3,667	16,333

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AWESOME ADVERTISING LLC

Statements of Changes in Stockholders' Deficit (Unaudited)

	Common Stock,	Capital Withdrawal	Retained Earnings/ (Deficit)	Total Shareholders (Deficit)
Balance at December 31, 2019	1	(138,647)	-	(138,646)
Common stock/Additional Paid in Capital	-		-	-
Less: Net Profit/(Loss)	-		18,904	18,904
Balance at December 31, 2020	**1**	**(138,647)**	**18,904**	**(119,742)**
Common stock/Additional Paid in Capital	-		-	-
Less: Net Profit/(Loss)	-	(8,499)	25,137	16,638
Balance at December 31, 2021	**$ 1**	**$ (147,146)**	**$ 44,041**	**$ (103,104)**

AWESOME ADVERTISING LLC

Statements of Cash Flows (Unaudited)

	December 31,	
	2021	**2020**
Operating activities		
Net income	25,137	18,904
Depreciation	3,667	-
Decrease (Increase) in current asset	-	-
Increase (decrease) in current liabilities	-	70,000
Net cash generated from operating activities	**28,804**	**88,904**
Investing activities		
Property and equipment	(20,000)	-
Net cash used in investing activities	(20,000)	-
Financing activities		
Net Proceeds from loan	-	50,000
Net Proceeds from capital contribution	(8,499)	(138,646)
Net cash used in financing activities	**(8,499)**	**(88,646)**
Net (decrease) increase in cash and cash equivalents	305	258
Cash and cash equivalents at beginning of year	258	-
Cash and cash equivalents at end of year	**$ 563**	**$ 258**

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Notes to Financial Statements December 31, 2021 *(unaudited)*

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Awesome Advertising LLC ("the Company") is a trading company which deals in wholesale of nuts, dry fruits and seeds; headquartered in Philadelphia PA-19106. The company trades with American and International farmers to sell nuts, dry fruits and seeds online.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid- month convention method over the estimated useful lives of the assets which includes furniture and fixtures, automobiles and computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of highly liquid short-term investments with original maturity of three months or less in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting,

Revenue Recognition : Revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Estimates :The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Common Stock

This is a single member LLC for now and the entire voting power is vested with one owner Matthew Baron.

3. Commitments and Contingencies

As of the date of issuance of financials, Jun 15, 2022, the company has no commitments or contingencies.

4. Subsequent Events

Management has evaluated subsequent events through Jun 15, 2022, the date on which the financial statements were available to be issued.